UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 23 February 2015
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes No X

Kusasalethu mine update: Minister Ramatlhodi meets with management, unions
Johannesburg: Monday, 23 February 2015:Minister Ngoako Ramatlhodi, Minister of Mineral Resources, met with management and unions at Kusasalethu mine today. The Minister was briefed on the fire that was reported at 09:40 yesterday morning, and on the safe evacuation of 486 employees.
Speaking at the briefing, the Minister said: “I came here to satisfy myself as to the real situation on the ground. We are very grateful that all of those who went underground have been accounted for. I want to commend the rescue teams, in particular. I have met with them this morning, and I was moved to see them risk their lives to save lives. They make us proud.”
“I want to thank management for co-ordinating the rescue efforts, in close collaboration with the unions, and for the measures they have in place at the mine, and the unions for their efforts. But most of all, I want to commend the employees, for doing what they were trained to do.”The Department of Mineral Resources (DMR) will lead the investigation, together with management, unions and employees, into the cause of the fire. Findings of this investigation will be communicated in due course.
Alwyn Pretorius, Harmony’s chief operating officer, added: “We will participate fully in the investigation into the events that led to the fire. Whatever answers are arrived at, from both the official DMR investigation and our own internal enquiry, will be used to inform measures to be taken to prevent a recurrence.”
“We are, of course, gratified that the systems we had in place – starting with the refuge bays and the incredibly courageous and well-trained Mine Rescue team members – worked so effectively. To the rescue teams, Harmony management offers its gratitude and admiration.” Harmony acknowledges all involved – employees, the unions, mine management and members of the DMR safety inspectorate – who worked so hard yesterday to ensure the positive outcome to a potentially dangerous situation.
ends
Issued by Harmony Gold Mining
Company Limited
23 February 2015
For more details contact:
Charmane Russell
0823725816
Memory Johnstone
0827193081
Pam McLeod
0828726387
James Duncan
0793364010
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T
+27 (11) 411 2000
www.harmony.co.za
JSE: HAR
NYSE: HMY
ISIN No.: ZAE000015228
Registration number:
1950/038232/06

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: February 23, 2015
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director